

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

March 26, 2018

Jonathan Read
Chief Executive Officer
TimefireVR Inc.
7150 E. Camelback Rd.
Suite 444
Scottsdale, AZ 85251

> **Re:** **TimefireVR Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed March 5, 2018**
> **File No. 000-31587**

Dear Mr. Read:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

What is the beneficial ownership of the Company?

1. Please revise the beneficial ownership table to include the ownership percentages and the total shares outstanding for the most recent date practicable.

Proposal 1: Approval of Articles of Amendment to our Articles of Incorporation to Change the Company's Name to Teraforge Ventures Inc.

Reasons for the Amendment

2. You state that you are principally engaged in the acquisition and sale of cryptocurrencies and businesses in the blockchain industry.

    a. Please describe the factors you considered in determining to transition into the cryptocurrency and blockchain industry. In doing so, please discuss the material aspects of your business plan, the funding you will require to implement your business plan and the risks you face in implementing it.

    b. Please provide a description of your business strategy with respect to the blockchain business and discuss the challenges related to implementing your business strategy.

    c. We refer to your press release dated March 7, 2018, where you announced the signing of a letter of intent with Cryptogram, LLC to make a strategic investment and acquire a license in cryptocurrency data analytics, portfolio management, trading platform, and information sharing terminal. Please explain how you expect this investment to impact your primary operations. In addition, please disclose whether you intend to acquire and sell digital assets, such as cryptocurrencies, through Cryptogram. Finally, please disclose whether Cryptogram is registered under the Securities Exchange Act of 1934, as amended, as a national securities exchange, an alternative trading system or a broker-dealer.

    d. To the extent you and/or your directors and officers are affiliated with other digital asset-related businesses, please disclose such affiliations.

3. In your January 4, 2018 Form 8-K, you reported that you purchased Ether, the digital asset offered by the Ethereum Network, and that this purchase is your first material digital asset purchase.

    a. Please provide a detailed analysis explaining whether you believe the purchased Ether are securities as defined in Section 2(a)(1) of the Securities Act. For example, please provide us with an in depth analysis of the method by which Ether is distributed, including how, to whom and when it is distributed. Please also include in your response an in depth analysis of the activities and operations of the Ethereum Foundation and any of its respective affiliates with respect to:

- its efforts in or oversight of developing, improving, operating and maintaining its network,

- its promotional activities as those activities relate to the use of its respective network,

- its holdings of Ether, and

- its trading of Ether.

      b. Also, please explain whether you are or intend to register as an investment company under the Investment Company Act of 1940. If not, please tell us what exemption from the Investment Company Act of 1940 you are relying on and provide us with a detailed legal analysis supporting your conclusion that the exemption is available to you. Include all facts upon which your determination is based.

4. To the extent you intend to purchase and hold additional digital assets, address substantive differences, if any, between each form of digital asset you might hold and whether you believe each is a security as defined by Section 2(a)(1) of the Securities Act of 1933, as amended. Please describe the process and framework you will use to determine which digital assets to add to your portfolio, and discuss any investment parameters, strategies or criteria you intend to use in making the decisions to sell. Please disclose whether you will hold digital assets for appreciation or whether you intend to exchange them for other assets. Please describe the risks of holding digital assets including price volatility and liquidity risks as well as risks related to the fragmentation, potential for manipulation and the general lack of regulation underlying those digital assets.

5. If you intend to act as a custodian of digital assets, please tell us whether you intend to register as a custodian with state or federal regulators and describe the nature of any such registration.

Proposal 2: Ratification of the Sale of the Company's Subsidiary

6. You state that under Nevada law, the sale of substantially all assets of the business requires approval by the shareholders prior to effecting the sale. We note that, on January 3, 2018, you effected the sale of TLLC. Please revise to provide the information required by Item 14 of Schedule 14A, including all information required by Items 14(b), (c)(1) and (c)(2). This includes your audited financial statements for the two most recent fiscal years plus unaudited interim periods. Please also provide audited or unaudited financial statements of the business that was disposed for the same periods or tell us why you believe such financial information is not material. For guidance, please refer to Note A to Schedule 14A, Item 14 of Schedule 14A, and Section H.6. of our July 2001 Interim Supplement to Publicly Available Telephone Interpretations.

7. We note that you did not file a proxy statement or information statement prior to the sale of substantially all of your assets, TLLC. Please provide material risks related to non-compliance.

8. You indicate that the sale of TLLC was to four buyers who, at the time of the sale, had a majority of voting power in the company. Please revise to identify the four buyers and provide material risks related to conflicts of interest arising from the related party transaction.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. Please contact Edwin Kim, Attorney-Advisor, at (202) 551-3297 or me at (202) 551-3673 with any questions.

Sincerely,

/s/ Folake Ayoola

Folake Ayoola
Special Counsel
Office of Information Technologies
and Services

cc: Michael Harris, Esq.
       Nason, Yeager, Gerson, White & Lioce, P.A.